Exhibit 3

Denison Mines Corp. Atrium on Bay, 595 Bay Street, Suite 402 Toronto, ON M5G 2C2 Ph. 416-979-1991 • Fx. 416-979-5893 • www.denisonmines.com

PRESS RELEASE	Trading symbols: DML-T, DNN-A
DENISON MINES CORP. REPORTS THIRD QUARTER RESULTS
Toronto, ON — November 11, 2009... Denison Mines Corp. (“Denison” or the “Company”) (DML: TSX, DNN: NYSE AMEX) today reported its financial results for the three months and nine months ended September 30, 2009. All amounts in this release are in U.S. dollars unless otherwise indicated. For a more detailed discussion of our financial results, see management’s discussion and analysis (“MD&A”), a copy of which is attached to this release.
Financial Highlights
•	Revenue was $12.7 million for the three months and $48.1 million for the nine months ended September 30, 2009.
•	Net loss was $91.3 million ($0.27 per share) for the three months and $110.9 million ($0.41 per share) for the nine months ended September 30, 2009.
•	Cash flow from (used in) operations was ($15.4 million) for the three months and ($48.1 million) for the nine months ended September 30, 2009.
•	Denison recorded a non-cash impairment charge of $100.0 million against its mineral property investment in Zambia. This impairment charge resulted in a future tax recovery of $30.0 million.
•	Working capital totalled $99.9 million at September 30, 2009, including $11.3 million in cash.
Operating Highlights
•	On November 10, 2009, Denison announced a production decision for Arizona 1. Production is scheduled to begin in 2010.
•	Exploration success continued at the Wheeler River uranium discovery and a 7,500 metre fall drill program to accelerate the evaluation of this discovery was initiated.
•	Uranium sales totalled 128,000 pounds at an average price of $54.82 per pound U3O8 and vanadium sales totalled $0.8 million.
•
At September 30, 2009, Denison had U3O8 inventory of 715,000 pounds worth approximately $32.5 million at current spot prices and 928,000 pounds of vanadium blackflake and 67,000 pounds of ferrovanadium together worth approximately $6.3 million at current prices.

Financial Summary

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2009	2008	2009	2008

Revenue ($000s)	$12,748	$36,483	$48,118	$86,377

Net Income (Loss) ($000’s)	(91,343)	332	(110,885)	(23,886)

Earnings (Loss) Per Share ($)	(0.27)	(0.00)	(0.41)	(0.13)

Cash Provided By (Used By) Operations ($000’s)	(15,429)	(11,107)	(48,057)	(9,437)

Revenue
Uranium sales revenue for the third quarter was $7,493,000. Sales from U.S. production were 30,000 pounds U3O8 at an average price of $61.28 per pound. Sales of Canadian production were 98,000 pounds U3O8 at an average price of $52.84 per pound. Amortization of the fair value increment related to the DMI sales contracts totaled $599,000 for the quarter. Reported revenue is also impacted by the effect of foreign currency translation.
Uranium sales revenue in the same period in 2008 totaled $34,600,000 from the sale of 370,000 pounds U3O8 from U.S. production at an average price of $66.12 per pound and the sale of 147,000 pounds U3O8 from Canadian production at an average sales price of $61.35 per pound and from amortization of the fair value increment related to the long-term sales contracts of DMI in the amount of $947,000.
During the quarter, the Company sold 3,300 pounds of vanadium blackflake (“V2O5”) at an average price of $5.83 per pound and 69,000 pounds of ferrovanadium (“FeV”) at an average price of $11.96 per pound. Total vanadium sales revenue was $846,000. No vanadium was sold in the comparable period in 2008.
Revenue from the environmental services division was $4,054,000 for the three months ended September 30, 2009 compared to $1,434,000 in the comparable 2008 period. The increase in revenue is due to the increased activity related to the Company’s contract at the FARO mine site in Yukon signed in late 2008. Revenue from the management contract with Uranium Participation Corporation was $344,000 for the three months ended September 30, 2009 compared to $425,000 in the same period in 2008.
Operating Expenses
Canadian Operations

The McClean Lake Joint Venture produced 906,000 pounds U3O8 for the three months ended September 30, 2009 and 2,675,000 pounds U3O8 for the nine months ended September 30, 2009 compared with 818,000 pounds U3O8 for the three months ended September 30, 2008 and 2,566,000 pounds U3O8 for the nine months ended September 30, 2008. Denison’s 22.5% share of production totaled 204,000 and 602,000 pounds respectively for the 2009 periods compared to 184,000 and 577,000 pounds for the 2008 periods.
Production costs were $44.10 per pound U3O8 for the quarter and $43.98 per pound for the nine months ending September 30, 2009. For comparable periods in 2008, the production costs were $56.60 and $54.92 per pound U3O8. Production costs, less amortization, depletion and depreciation for the quarter and the nine month period ending September 30, 2009 were $18.31 per pound and $19.36 per pound, respectively. Comparative costs for the same periods in 2008 were $22.99 per pound and $21.65 per pound.
Inventory available for sale from Canadian production was 330,000 pounds U3O8 at September 30, 2009.
U.S. Operations
Processing of alternate feed material began in early June using the newly constructed alternate feed circuit and in the three months ended September 30, 2009, production was 85,000 pounds U3O8. Production from conventional ore was temporarily halted in May 2009 with production to that date of 423,000 pounds U3O8. Production of conventional ore at White Mesa is expected to resume in the first quarter of 2010. Total production to September 30, 2009 was 508,000 pounds U3O8. Production was 286,000 pounds U3O8 for the three months and 399,000 pounds U3O8 for the nine months ended September 30, 2008. The Company produced 502,000 and 250,000 pounds V2O5 for the nine months ended September 30, 2009 and 2008 respectively.
At September 30, 2009, a total of 142,000 tons of conventional ore was stockpiled at the mill containing approximately 571,000 pounds U3O8. The Company also has approximately 745,000 pounds U3O8 contained in the alternate feed material stockpiled at the mill at September 30, 2009.
Production costs for the three months ended September 30, 2009, including mill fixed and conventional ore stand-by costs were $52.13 per pound U3O8. Deducting depletion, amortization and depreciation yields a production cost of $39.69 per pound. The production costs for the nine months ended September 30, 2009 were $72.42 per pound U3O8 and vanadium equivalent. Deducting depletion, amortization and depreciation yields a production cost of $36.19.
Inventory available for sale from U.S. production was 385,000 pounds U3O8, 928,000 pounds V2O5, and 67,000 pounds FeV at September 30, 2009.
Other
Operating costs for the three months ended September 30, 2009 include a recovery of $2,762,000 relating to the net realizable value of the Company’s vanadium. Operating expenses also include costs relating to Denison’s environmental services division amounting to $3,641,000 in the three month period ended September 30, 2009 and $1,295,000 in the comparable period in 2008.

Impairment of Mineral Properties
During the quarter, the Company determined that it should take an impairment charge against the carrying value of its mineral property investment in Zambia and has accordingly recorded a write-down of $100,000,000. The impairment recognizes a decline in the long-term uranium price outlook and refinements in the mine plan and project cost estimates. The impairment charge was determined based on comparisons of current market values of similar properties. The Company also recorded a future income tax recovery of $30,000,000 as a result of the impairment charge. The Company continues to work towards a production decision for the project.
Mineral Property Exploration
Denison is engaged in uranium exploration in Canada, the U.S., Zambia and Mongolia. For the three months ended September 30, 2009, exploration expenditures totaled $2,988,000 compared to $7,623,000 for the three months ended September 30, 2008. For the nine months ended September 30, 2009, exploration expenditures totaled $7,567,000 compared to $17,861,000 for the nine months ended September 30, 2008.
In the Athabasca Basin, Denison has an interest in 32 exploration projects, located primarily in the southeastern part of the Basin. Exploration work on the Phoenix Zone uranium discovery on the Wheeler River property in northeastern Saskatchewan continued to enhance its potential. The uranium mineralization now extends along strike over 1,000 metres with the best intersection to date being 62.6% U3O8 over 6.0 metres in drill hole WR-273 and it remains open along strike in both directions. In order to accelerate the delineation of the high-grade uranium mineralization along the Phoenix Zone, a $1.5 million, 7,500 metre fall drilling program was approved by the owners: Denison (60%), Cameco (30%) and JCU (10%). This work is in progress and results will be reported when the program has been completed. Drilling was completed during the quarter on the Company’s Ford Lake, Bachman Lake and Brown Lake prospects with no significant results. Geophysical surveys are currently on-going at the Moore Lake, Ford Lake and Wheeler River projects.
In Mongolia, a limited exploration drilling and development program was completed during the quarter. Work at the Ulziit project has confirmed continuity of uranium mineralization discovered below the water table in the 2008 program and further drilling will be necessary to evaluate its economic significance. Similarly, a new zone of mineralization was discovered at the Choir Depression which will necessitate follow up.
In Zambia, work continued on the review of the mining licence application, environmental report and radioactive licence application. In addition, geologic mapping and prospecting continued on a variety of targets in preparation for further drilling.
Liquidity
The Company had cash and cash equivalents of $11,300,000 at September 30, 2009, trade and other receivables of $13,393,000 and portfolio investments with a market value of $24,738,000. Subsequent to the quarter, the Company amended its revolving credit facility reducing the amount of the facility to $60,000,000 which will be used primarily for working capital purposes. The term of the facility remains to June 30, 2011. Bank indebtedness under the facility at September 30, 2009 was nil, however, $7,532,000 of the line is used as collateral for certain letters of credit.
Outlook for 2009
Mining and Production
Canada
At September 30, 2009, the McClean Lake mill stockpile had approximately 243,000 tonnes of ore from the Sue E, Sue B and Sue A deposits containing 3,742,000 pounds U3O8 with the Company’s share being 842,000 pounds U3O8. The Sue E, Sue B and Sue A deposits are mined out and no new mine production is planned for the remainder of 2009. Milling of the stockpiled ore is ongoing. U3O8 production for 2009 is expected to be 3,500,000 pounds U3O8, of which Denison’s share is 788,000 pounds.
Development of the Midwest and Caribou projects has been postponed due to the current economic climate, delays and uncertainties associated with the regulatory approval process, the increasing capital and operating cost and the current uranium price. The regulatory process for both projects is ongoing, as well as an update of the Midwest capital and operating cost estimates. This will enable the projects to be advanced to the stage that they can be developed quickly when economic conditions improve.

United States
The Pandora and Beaver mines on the Colorado Plateau are currently in operation. The Topaz, Rim, West Sunday and Sunday mines on the Colorado Plateau, and the Tony M mine in the Henry Mountains complex remain on care and maintenance and are being maintained in a state to resume mining operations quickly when uranium prices improve or the Company is able to obtain new sales contracts at prices which justify resuming production.
Processing of conventional ore at White Mesa has been completed for 2009 and will resume early next year. The alternate feed circuit is currently processing material. Production from this circuit is anticipated to be 160,000 pounds in 2009. The Company expects to produce close to 600,000 pounds of U3O8 and 500,000 pounds of V2O5 at the mill in 2009.
On November 10, 2009, a production decision was made for the Arizona 1 deposit located in northeastern Arizona, following receipt of the final required permit in September. This deposit will be an underground operation with production expected to commence in 2010. Production of 855,000 pounds of U3O8 is scheduled during the period 2010 – 2012 at an all in cash cost of $30.50 per pound of U3O8 sold. The capital required to complete the development of Arizona 1 is forecast at $2.3 million.
Sales
The Company expects to sell 1.2 to 1.3 million pounds of U3O8 in 2009 including 500,000 to 600,000 pounds from U.S. production. It also anticipates selling 975,000 pounds of vanadium.
Exploration
Athabasca Basin
During the fourth quarter, ground geophysical surveys to identify priority drilling targets will be carried out on the Moore Lake, Wheeler River and Turkey Lake properties. An airborne electromagnetic survey will also be carried out on the Key Lake South property during the fourth quarter.
At Wheeler River, the 7,500 metre, $1.5 million drilling program designed to accelerate the delineation of the high-grade uranium mineralization along the Phoenix Zone will be carried out. A major drill program is in the planning stages for 2010.
Denison’s exploration spending in 2009 in the Athabasca Basin is expected to total $8,300,000 for the year.
Conference Call
Denison is hosting a conference call on November 12, 2009 starting at 10:00 A.M. (Toronto time) to discuss the third quarter 2009 results. The webcast will be available live through a link on Denison’s website www.denisonmines.com and by telephone at 416-340-8061. A recorded version of the conference call will be available by calling 416-695-5800 (password: 7118741) approximately two hours after the conclusion of the call. The presentation will also be available at www.denisonmines.com.
Additional Information
Additional information on Denison is available on SEDAR at www.sedar.com and on the Company’s website at www.denisonmines.com.
About Denison
Denison Mines Corp. is an intermediate uranium producer in North America, with mining assets in the Athabasca Basin region of Saskatchewan, Canada and the southwest United States including Colorado, Utah, and Arizona. Further, the Company has ownership interests in two of the four conventional uranium mills operating in North America today. Denison also has a strong exploration and development portfolio with large land positions in the United States, Canada, Mongolia and Zambia.

For further information contact:
Ron Hochstein	(416) 979-1991 Extension 232
President and Chief Executive Officer

James Anderson	(416) 979-1991 Extension 372
Executive Vice President and Chief Financial Officer
Cautionary Statements
Certain information contained in this press release constitutes “forward-looking information”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.
Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.
Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information is reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking information included in this press release should not be unduly relied upon. This information speaks only as of the date of this press release. In particular, this press release may contain forward-looking information pertaining to the following: the estimates of Denison’s mineral reserves and mineral resources; uranium and vanadium production levels; capital expenditure programs, estimated production costs, exploration expenditures and reclamation costs; expectations of market prices and costs; supply and demand for uranium and vanadium; possible impacts of litigation on Denison; exploration, development and expansion plans and objectives; Denison’s expectations regarding raising capital and adding to its mineral reserves through acquisitions and development; and receipt of regulatory approvals and permits and treatment under governmental regulatory regimes.
There can be no assurance that such statements will prove to be accurate, as Denison’s actual results and future events could differ materially from those anticipated in this forward-looking information as a result of those factors discussed in or referred to under the heading “Risk Factors” in Denison’s Annual Information Form dated March 26, 2009, the Short Form Prospectus dated June 15, 2009, available at http://www.sedar.com and its Form 40-F available at http://www.sec.gov, as well as the following: volatility in market prices for uranium and vanadium; changes in foreign currency exchange rates and interest rates; liabilities inherent in mining operations; uncertainties associated with estimating mineral reserves and resources; failure to obtain industry partner and other third party consents and approvals, when required; delays in obtaining permits and licenses for development properties; competition for, among other things, capital, acquisitions of mineral reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; and geological, technical and processing problems.
Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not, and should not be construed as being, exhaustive. Statements relating to “mineral reserves” or “mineral resources” are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future. The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in Denison’s expectations except as otherwise required by applicable legislation.
Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: This news release may use the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

DENISON MINES CORP.
Management’s Discussion and Analysis
Nine Months Ended September 30, 2009
(Expressed in U.S. Dollars, Unless Otherwise Noted)
INTRODUCTION
This Management’s Discussion and Analysis (“MD&A”) of Denison Mines Corp. and its subsidiary companies and joint ventures (collectively, “Denison” or the “Company”) provides a detailed analysis of the Company’s business and compares its financial results with those of the comparable periods of the previous year. This MD&A is dated as of November 11, 2009 and should be read in conjunction with, and is qualified by, the Company’s unaudited consolidated financial statements and related notes for the nine months ended September 30, 2009 and the Company’s audited consolidated financial statements and related notes for the year ended December 31, 2008. The financial statements are prepared in accordance with generally accepted accounting principles in Canada. All dollar amounts are expressed in U.S. dollars, unless otherwise noted.
Other continuous disclosure documents, including the Company’s press releases, quarterly and annual reports, Annual Information Form and Form 40-F are available through its filings with the securities regulatory authorities in Canada at www.sedar.com and the United States at www.sec.gov/edgar.shtml.
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Certain information contained in this MD&A constitutes “forward-looking information”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.
Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.
Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information is reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking information included in this MD&A should not be unduly relied upon. This information speaks only as of the date of this MD&A. In particular, this MD&A may contain forward-looking information pertaining to the following: the estimates of Denison’s mineral reserves and mineral resources; uranium and vanadium production levels; capital expenditure programs, estimated production costs, exploration expenditures and reclamation costs; expectations of market prices and costs; supply and demand for uranium and vanadium; possible impacts of litigation on Denison; exploration, development and expansion plans and objectives; Denison’s expectations regarding raising capital and adding to its mineral reserves through acquisitions and development; and receipt of regulatory approvals and permits and treatment under governmental regulatory regimes.
There can be no assurance that such statements will prove to be accurate, as Denison’s actual results and future events could differ materially from those anticipated in this forward-looking information as a result of those factors discussed in or referred to under the heading “Risk Factors” in Denison’s Annual Information Form dated March 26, 2009, the Short Form Prospectus dated June 15, 2009, available at http://www.sedar.com and its Form 40-F available at http://www.sec.gov, as well as the following: volatility in market prices for uranium and vanadium; changes in foreign currency exchange rates and interest rates; liabilities inherent in mining operations; uncertainties associated with estimating mineral reserves and resources; failure to obtain industry partner and other third party consents and approvals, when required; delays in obtaining permits and licenses for development properties; competition for, among other things, capital, acquisitions of mineral reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; and geological, technical and processing problems.
Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not, and should not be construed as being, exhaustive. Statements relating to “mineral reserves” or “mineral resources” are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future. The forward-looking information contained in this MD&A is expressly qualified by this cautionary statement. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this MD&A to conform such information to actual results or to changes in Denison’s expectations except as otherwise required by applicable legislation.
Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: This news release may use the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

DENISON MINES CORP.
Management’s Discussion and Analysis
Nine Months Ended September 30, 2009
(Expressed in U.S. Dollars, Unless Otherwise Noted)
OVERVIEW
Denison is a reporting issuer in all of the Canadian provinces.  Denison’s common shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “DML” and on the NYSE Amex (“Amex”) under the symbol “DNN”.
Denison is a diversified, intermediate uranium producer with active uranium mining projects in both the U.S. and Canada and development projects in the U.S., Canada, Zambia and Mongolia. Denison’s assets include an interest in 2 of the 4 licensed and operating conventional uranium mills in North America, with its 100% ownership of the White Mesa mill in Utah and its 22.5% ownership of the McClean Lake mill in Saskatchewan. The Company produces vanadium as a co-product from some of its mines in Colorado and Utah. The Company is also in the business of recycling uranium-bearing waste materials, referred to as “alternate feed materials”, for the recovery of uranium, alone or in combination with other metals, at the Company’s White Mesa mill.
Denison owns interests in a global portfolio of exploration projects, including properties in close proximity to the Company’s mills in the Athabasca Basin in Saskatchewan and in the Colorado Plateau, Henry Mountains and Arizona Strip regions of the southwestern United States.  Denison also has exploration and development properties in Mongolia, Zambia and, indirectly through its investments, in Australia and the United States.
Denison is the manager of Uranium Participation Corporation (“UPC”), a publicly traded company which invests in uranium oxide in concentrates and uranium hexafluoride.  Denison is also engaged in mine decommissioning and environmental services through its Denison Environmental Services (“DES”) division.
SELECTED FINANCIAL INFORMATION
The following selected financial information was obtained directly from or calculated using the Company’s consolidated financial statements for the three months and nine months ended September 30, 2009 and 2008.

	Three Months ended	Three Months ended	Nine Months ended	Nine Months ended
	September 30,	September 30,	September 30,	September 30,
(in thousands)	2009	2008	2009	2008

Results of Operations:
Total revenues	$12,748	$36,483	$48,118	$86,377
Total expenses	118,412	47,111	175,371	105,750
Net other income (expense)	(14,953)	8,451	(16,512)	(65)
Net income (loss)	(91,343)	332	(110,885)	(23,886)
Basic and diluted earnings (loss) per share	(0.27)	(0.00)	(0.41)	(0.13)

	As at	As at
	September 30,	December 31,
	2009	2008

Financial Position:
Working capital	$99,870	$34,655
Long-term investments	15,167	10,691
Property, plant and equipment	683,383	717,433
Total assets	911,444	884,933
Total long-term liabilities	$134,625	$248,947

DENISON MINES CORP.
Management’s Discussion and Analysis
Nine Months Ended September 30, 2009
(Expressed in U.S. Dollars, Unless Otherwise Noted)
RESULTS OF OPERATIONS
General
Revenues
Uranium sales revenue for the three months ended September 30, 2009 was $7,493,000. Sales from U.S. production were 30,000 pounds U3O8 at an average price of $61.28 per pound. Sales of Canadian production were 98,000 pounds U3O8 at an average price of $52.84 per pound. Amortization of the fair value increment related to the DMI sales contracts totaled $599,000 for the quarter. Reported revenue is also impacted by the effect of foreign currency translation.
For the nine months ended September 30, 2009, uranium sales revenue totaled $35,089,000 consisting of sales of 285,000 pounds U3O8 from U.S. production at an average price of $65.08 per pound and sales of 294,000 pounds U3O8 from Canadian production at an average price of $50.78 per pound. Amortization of the fair value increment related to the DMI sales contracts totaled $1,691,000 for the nine months.
Uranium sales revenue for the three months ended September 30, 2008 totaled $34,600,000 from the sale of 370,000 pounds U3O8 from U.S. production at an average price of $66.12 per pound and the sale of 147,000 pounds U3O8 from Canadian production at an average sales price of $61.35 per pound and from amortization of the fair value increment related to the DMI contracts in the amount of $947,000.
For the nine months ended September 30, 2008, uranium sales revenue totaled $79,776,000 consisting of sales of 520,000 pounds U3O8 from U.S. production at an average price of $71.71 per pound and sales of 566,000 pounds of Canadian production at an average price of $59.01 per pound. Amortization of the fair value increment related to the DMI sales contracts from the acquisition of DMI totaled $8,590,000.
During the three months ended September 30, 2009, the Company sold 3,300 pounds of vanadium blackflake (“V2O5”) at an average price of $5.83 per pound and 69,000 pounds of ferrovanadium (“FeV”) at an average price of $11.96 per pound. Total vanadium sales revenue was $846,000. During the nine months ended September 30, 2009, the Company sold 509,000 pounds of V2O5 at an average price of $3.69 per pound and 87,000 pounds of FeV at an average price of $11.29 per pound. Total vanadium sales revenue was $2,864,000. No vanadium was sold in the comparable 2008 period.
Denison marketed its uranium from the McClean Lake joint venture jointly with AREVA Resources Canada Inc. (“ARC”) until the end of 2008. Commencing in 2009, Denison markets its share of McClean Lake production directly except for one joint contract under which it will deliver approximately 392,000 pounds in 2009 and approximately 49,000 pounds in 2010, all of which is priced based on the average quoted spot price over the quarter prior to delivery.
In addition to the contract noted above, the Company currently has four other long-term contracts in place. One is for the sale of 17% of the White Mesa mill production up to a total of 6.5 million pounds with a minimum of the lesser of 50% of production or 500,000 pounds in 2009, 750,000 pounds in 2010 and 1,000,000 pounds in 2011. The sales price is 95% of the published long-term price for the month prior to delivery with a floor price of $45.00. The second contract is for 20% of production from the White Mesa mill during the years 2012 to 2017 inclusive, but not less than 200,000 pounds per year. The price per pound under this contract is 95% of the long-term price at the time of delivery with an escalated floor price of $50.00 per pound. The third contract is for delivery of 1,000,000 pounds of U3O8 from U.S. and Canadian production over a period of five years beginning in 2011. The price under the contract is a combination of an escalated base price and published market price indicators at the time of delivery subject to escalated floors and ceilings. The fourth contract is for 20% of annual production from any production source (±10%) but not less than 350,000 pounds (±10%) per year from 2010 to 2015 inclusive. The purchase price per pound is based on industry standard terms. The agreement also provides for the purchase of 20% of production after 2015 subject to certain conditions.
Revenue from the environmental services division was $4,054,000 for the three months ended September 30, 2009 and $8,241,000 for the nine months ended September 30, 2009 compared to $1,434,000 and $3,929,000 for the comparable 2008 periods. The increase in revenue is related to the Company’s contract at the FARO mine site in Yukon signed in late 2008. Revenue from the management contract with Uranium Participation Corporation was $344,000 for the three months ended September 30, 2009 and $1,886,000 for the nine months ended September 30, 2009 compared to $425,000 and $2,611,000 in the same periods in 2008.

DENISON MINES CORP.
Management’s Discussion and Analysis
Nine Months Ended September 30, 2009
(Expressed in U.S. Dollars, Unless Otherwise Noted)
Operating Expenses
Milling and Mining Expenses
The McClean Lake joint venture produced 906,000 pounds U3O8 for the three months ended September 30, 2009 and 2,675,000 pounds U3O8 for the nine months ended September 30, 2009 compared with 818,000 pounds U3O8 for the three months ended September 30, 2008 and 2,566,000 pounds U3O8 for the nine months ended September 30, 2008. Denison’s 22.5% share of production totaled 204,000 and 602,000 pounds in the third quarter and nine months respectively in 2009 and 184,000 and 577,000 pounds respectively in 2008.
Unit production cash costs in Canada are driven primarily by production volumes as the majority of costs do not vary with volume. These fixed costs for the McClean operations total approximately CDN$58 million per year so as production volumes increase, the cost per pound decreases. Reagent costs and production royalties are in addition to this cost as are amortization, depletion and depreciation costs. Canadian production costs for the three months ended September 30, 2009 were $44.10 (CDN$48.43) per pound U3O8 including $25.79 (CDN$28.32) per pound U3O8 for amortization, depletion and depreciation costs and for the nine months ended September 30, 2009 were $43.98 (CDN$51.45) per pound U3O8 including $24.62 (CDN$28.80) per pound U3O8 for amortization, depletion and depreciation costs. Canadian production costs for the three months ended September 30, 2008 were $56.60 (CDN$58.92) per pound U3O8 including $33.61 (CDN$34.99) per pound U3O8 for amortization, depletion and depreciation costs and for the nine months ended September 30, 2008 were $54.92 (CDN$55.94) including $33.27 (CDN$33.89) per pound U3O8 for amortization, depletion and depreciation costs.
Inventory available for sale from Canadian production was 330,000 pounds U3O8 at September 30, 2009.
On June 30, 2009, the Canadian Nuclear Safety Commission (“CNSC”) renewed the operating licence for the McClean Lake operation for a period of eight years until June 30, 2017. The Athabasca Regional Government (the “ARG”), which is comprised of three First Nations and four provincial communities from the Athabasca Basin, launched a judicial review of CNSC’s decision to renew the McClean Lake operating licence. The ARG are challenging the legality of the licence renewal on the basis of issues related to the Federal and Provincial governments’ duty to consult with Aboriginal people. The legal review process will not impact operations directly.
At the White Mesa mill, processing of alternate feed material began in early June using the newly constructed alternate feed circuit and in the three months ended September 30, 2009, production was 85,000 pounds U3O8. Production from conventional ore was temporarily halted in May 2009 with production to that date of 423,000 pounds U3O8. Production of conventional ore at White Mesa is expected to resume in the first quarter of 2010. Total production year to date was 508,000 pounds U3O8. Production was 286,000 pounds U3O8 for the three months and 399,000 pounds U3O8 for the nine months ended September 30, 2008. The Company produced 502,000 and 250,000 pounds V2O5 for the nine months ended September 30, 2009 and 2008 respectively.
At September 30, 2009, a total of 142,000 tons of conventional ore was stockpiled at the mill containing approximately 571,000 pounds U3O8. The Company also has approximately 745,000 pounds U3O8 contained in the alternate feed material stockpiled at the mill at September 30, 2009.
Production costs for the three months ended September 30, 2009, including mill fixed and conventional ore stand-by costs were $52.13 per pound U3O8 including $12.44 per pound amortization, depletion and depreciation. Production costs for the nine months ended September 30, 2009 were $72.42 per pound U3O8 and vanadium equivalent including $36.23 per pound amortization, depletion and depreciation.
Inventory available for sale from U.S. production was 385,000 pounds U3O8, 928,000 pounds V2O5 and 67,000 pounds FeV at September 30, 2009.
Operating costs for the three months and nine months ended September 30, 2009 include recoveries of $2,762,000 and $2,579,000 relating to the net realizable value of the Company’s vanadium inventory. Operating costs also include expenses relating to Denison’s environmental services division amounting to $3,641,000 in the three-month period ended September 30, 2009 and $7,546,000 for the nine months ended September 30, 2009 and $1,295,000 and $3,815,000 in the comparable periods in 2008.

DENISON MINES CORP.
Management’s Discussion and Analysis
Nine Months Ended September 30, 2009
(Expressed in U.S. Dollars, Unless Otherwise Noted)
Sales Royalties and Capital Taxes
Sales royalties and capital taxes totaled $359,000 for the three months ended September 30, 2009 compared with $662,000 for the same period in 2008. For the nine months ended September 30, 2009, sales royalties and capital tax totaled $1,047,000 compared with $2,470,000 for the same period in 2008. The decrease is due primarily to lower sales volumes during the current periods. Denison pays a Saskatchewan basic uranium royalty of 4% of gross uranium sales after receiving the benefit of a 1% Saskatchewan resource credit. Denison also pays Saskatchewan capital taxes based on the greater of 3.0% of gross uranium sales or capital tax otherwise computed under the Saskatchewan Corporation Capital Tax Act. The Saskatchewan government also imposes a tiered royalty which ranges from 6% to 15% of gross uranium sales after recovery of mill and mine capital allowances which approximate capital costs. Denison has mill and mine capital allowances available or anticipated to shelter it from the tiered royalty at current uranium prices until late in 2009.
MINERAL PROPERTY EXPLORATION
Denison is engaged in uranium exploration, as both operator and non-operator of joint ventures and as operator of its own properties in Canada, the U.S., Zambia and Mongolia. For the three months ended September 30, 2009, exploration expenditures totaled $2,988,000 compared to $7,623,000 for the three months ended September 30, 2008. For the nine months ended September 30, 2009, exploration expenditures totaled $7,567,000 compared to $17,861,000 for the nine months ended September 30, 2008.
A majority of the exploration expenditures during the period were spent in the Athabasca Basin region of northern Saskatchewan. Denison is engaged in uranium exploration on advanced projects in this region of Canada as part of the ARC operated McClean and Midwest joint ventures. Denison is also participating in a total of 30 other exploration projects concentrating in the productive southeast margin of the Athabasca Basin including the Company’s 60% owned Wheeler River project. Denison’s share of exploration spending on its Canadian properties totaled $2,032,000 of which $1,997,000 was expensed in the statement of operations for the three months ended September 30, 2009 and totaled $6,000,000 of which $5,429,000 was expensed in the statement of operation for the nine months ended September 30, 2009. For the three months ended September 30, 2008, exploration spending totaled $3,042,000 of which $2,855,000 was expensed and totaled $12,210,000 of which $11,329,000 was expensed for the nine months ended September 30, 2008.
Exploration work on the Phoenix Zone uranium discovery on the Wheeler River property in northeastern Saskatchewan continued to enhance its potential. The uranium mineralization now extends along strike over 1,000 metres with the best intersection to date being 62.6% U3O8 over 6.0 metres in drill hole WR-273 and it remains open along strike in both directions. In order to accelerate the delineation of the high-grade uranium mineralization along the Phoenix Zone, a $1.5 million, 7,500 metre fall drilling program was approved by the owners: Denison (60%), Cameco (30%) and JCU (10%). This work is in progress and results will be reported when the program has been completed.
Drilling was completed during the quarter on the Company’s Ford Lake, Bachman Lake and Brown Lake prospects with no significant results. Geophysical surveys are currently on-going at the Moore Lake, Ford Lake and Wheeler River projects.
Exploration expenditures of $803,000 and $1,933,000 for the three months and nine months ended September 30, 2009 ($2,099,000 for the three months and $3,520,000 for the nine months ended September 30, 2008) were spent in Mongolia on the Company’s joint venture and 100% owned properties. The Company has a 70% interest in the Gurvan Saihan Joint Venture (“GSJV”) in Mongolia. The other parties to the joint venture are the Mongolian government as to 15% and Geologorazvedka, a Russian government entity, as to 15%. A limited exploration drilling program was completed during the quarter. Work at the Ulziit project has confirmed continuity of uranium mineralization discovered below the water table in the 2008 program and further drilling will be necessary to evaluate its economic significance. Similarly, a new zone of mineralization was discovered at the Choir Depression which will necessitate follow up.
In Zambia, work continued on the review of the mining licence application, environmental report and radioactive licence application. In addition, geologic mapping and prospecting continued on a variety of targets in preparation for further drilling.

DENISON MINES CORP.
Management’s Discussion and Analysis
Nine Months Ended September 30, 2009
(Expressed in U.S. Dollars, Unless Otherwise Noted)
General and Administrative
General and administrative expenses were $2,945,000 for the three months and $10,798,000 for the nine months ended September 30, 2009 compared with $3,729,000 and $11,405,000 for the three months and nine months ended September 30, 2008. General and administrative expenses consist primarily of payroll and related expenses for personnel, contract and professional services and other overhead expenditures.
Other Income and Expenses
Other income (expense) totaled $(14,953,000) for the three months and $(16,512,000) for the nine months ended September 30, 2009 compared with $8,451,000 and $(65,000) for the three months and nine months ended September 30, 2008. This consists primarily of foreign exchange losses and interest expenses on the Company’s debt facilities. Foreign exchange losses arise primarily on the accounting translation of intercompany funding due to the declining value of the U.S. dollar which has declined in value against the Canadian dollar by approximately 9% over the quarter.
Other expense included interest incurred on company indebtedness of $1,000 and $1,435,000 for the three months and nine months ended September 30, 2009 compared to $902,000 and $1,422,000 for the three months and nine months ended September 30, 2008.
Impairment of Mineral Properties
In the third quarter of 2009, the Company tested the Mutanga project mineral property for impairment as a result of additional information becoming available concerning estimated mining recoveries within the latest mine plan, increases in project cost estimates and also a decline in the long-term uranium price outlook. The carrying value of the project failed the Stage one impairment test based on the revised outlook. As a result, the Company undertook a Stage two impairment test and assessed the fair value of the Mutanga project by estimating the value of the project’s resource potential based on recently published market value comparables for companies operating in a similar geographical area. The Company assessed the comparability of the market value data by looking at the nature of the mineral properties held by the other companies including the size, stage of exploration, forecast cost structure, estimated grade and political stability of the country in which the projects are located, to determine an appropriate fair value.
The Company recorded a pre-tax impairment charge of $100,000,000 representing the excess of carrying value of the mineral property over the fair value derived during the Stage two impairment test. The Company also recorded a $30,000,000 future tax recovery as a result of the impairment charge.
Income Taxes
The Company has recognized a current tax recovery of $1,690,000 and a future tax recovery of $31,190,000. The current tax recovery relates primarily to the anticipated recovery of taxes paid in prior tax years totaling $1,882,000. The future tax recovery relates primarily to the impairment charge on the Company’s Zambian mineral properties resulting in a future tax recovery of $30,000,000 and to the recognition of previously unrecognized Canadian tax assets of $1,865,000.
Outlook for 2009
Mining and Production
Canada
At September 30, 2009, the McClean Lake mill ore stockpile had approximately 243,000 tonnes of ore containing 3,742,000 pounds U3O8, with the Company’s share being 842,000 pounds U3O8. Milling of the stockpiled ore from Sue E, Sue B and Sue A is ongoing and U3O8 production at McClean Lake in 2009 is expected to be 3,500,000 pounds U3O8, of which Denison’s share is 788,000 pounds.
Development of the Midwest and Caribou projects has been postponed due to the current economic climate, delays and uncertainties associated with the regulatory approval process, the increasing capital and operating cost and the current price for uranium. The regulatory process for both projects will be continued as well as the engineering for Midwest. This will enable the projects to be advanced to the stage that they are ready to be developed quickly when the economic conditions improve.

DENISON MINES CORP.
Management’s Discussion and Analysis
Nine Months Ended September 30, 2009
(Expressed in U.S. Dollars, Unless Otherwise Noted)
United States
Two mines are operating on the Colorado Plateau with production from the Pandora and Beaver mines. Production from the mines in operation is being hauled to Denison’s White Mesa mill. Five mines remain on active care and maintenance including the Topaz, Rim, West Sunday and Sunday mines on the Colorado Plateau, and the Tony M mine in the Henry Mountains complex. The conditions of these mines are being maintained in a state to resume mining operations quickly when uranium prices improve or the Company is able to obtain new sales contracts at prices sufficient to justify resuming production.
On November 10, 2009, a production decision was made for the Arizona 1 deposit located in northeastern Arizona, following receipt of the final required permit in September. This deposit will be developed as an underground operation with production expected to commence in 2010. Production of 855,000 pounds of U3O8 is scheduled during the period 2010 – 2012 at an all in cash cost of $30.50 per pound of U3O8 sold. The capital required to complete the development of Arizona 1 is forecast at $2.3 million.
The White Mesa mill processed conventional ore until late May 2009. Processing of conventional ore at the mill has temporarily halted and is expected to resume early next year. The construction of the new $5.3 million alternate feed circuit is complete and the circuit began processing material in mid-June. Production from this circuit is anticipated to be up to 160,000 pounds in 2009. The Company expects to produce close to 0.6 million pounds of U3O8 and has produced 0.5 million pounds of V2O5 at the White Mesa mill in 2009.
Sales
The Company expects to sell 1.2 to 1.3 million pounds of U3O8 in 2009 including 500,000 to 600,000 pounds from U.S. production. It also anticipates selling 975,000 pounds of vanadium.
Exploration
Athabasca Basin
During the fourth quarter, ground geophysical surveys to identify priority drilling targets will be carried out on the Moore Lake, Wheeler River and Turkey Lake properties. An airborne electromagnetic survey will also be carried out on the Key Lake South property during the fourth quarter.
At Wheeler River, the 7,500 metre, $1.5 million drilling program designed to accelerate the delineation of the high-grade uranium mineralization along the Phoenix Zone will be carried out. A major drill program is in the planning stages for 2010.
Denison’s exploration spending in 2009 in the Athabasca Basin is expected to total $8,300,000 for the year.
LIQUIDITY AND CAPITAL RESOURCES
Cash and cash equivalents were $11,300,000 at September 30, 2009 compared with $3,206,000 at December 31, 2008. The increase of $8,094,000 was due primarily to the issue common shares of $185,053,000 and proceeds of investment sales of $3,294,000 after repayment of debt obligations of $100,411,000 and expenditures of $32,248,000 for property, plant and equipment.
Net cash used in operating activities was $48,057,000 during the nine months ended September 30, 2009. Net cash from operating activities is comprised of net income for the period, adjusted for non-cash items and for changes in working capital items. Significant changes in working capital items during the period include an increase of $29,096,000 in inventories, and a decrease in accounts payable and accrued liabilities of $13,909,000. The increase in inventories consists primarily of increased concentrate inventories arising from increased inventory levels from year end offset by a decrease in ore in stockpile. The decrease in accounts payable and accrued liabilities is the result of decreased activity in the period.
Net cash used in investing activities was $29,049,000 consisting primarily of expenditures on property, plant and equipment of $32,248,000 and proceeds from investment sales of $3,294,000.
Net cash from financing activities consisted of $185,053,000 from the issue of common shares and a reduction of debt obligations of $100,411,000.

DENISON MINES CORP.
Management’s Discussion and Analysis
Nine Months Ended September 30, 2009
(Expressed in U.S. Dollars, Unless Otherwise Noted)
In total, these sources and uses of cash resulted in a net cash inflow after the effect of foreign exchange of $8,094,000 during the period.
Subsequent to the quarter, the Company completed the renegotiation of its revolving term credit facility to reduce the facility from $125,000,000 to $60,000,000 and to reduce the financial covenants under the facility. The revised agreement now contains two financial covenants, one based on maintaining a certain level of tangible net worth, which must be greater than or equal to the sum of $665,000,000 plus an amount equal to (i) 50% of each equity issue after September 30, 2009 and 50% of positive Net Income in each fiscal quarter from September 30, 2009, and the other requires the Company to reduce the borrowing facility to $35,000,000 for a period of time each quarter before drawing further amounts. The facility terminates on June 30, 2011. There is currently no debt outstanding under this facility, however $7,532,000 of the line is currently used as collateral for certain letters of credit. The borrower under the facility is DMI and the Company has provided an unlimited full recourse guarantee and a pledge of all of the shares of DMI. DMI has provided a first-priority security interest in all present and future personal property and an assignment of its rights and interests under all material agreements relative to the McClean Lake and Midwest projects. In addition, each of the Company’s material US subsidiaries has provided an unlimited full recourse guarantee secured by a pledge of all of its shares and a first-priority security interest in all of its present and future personal property. The facility is subject to a standby fee of 100 basis points.
OFF-BALANCE SHEET ARRANGEMENTS
The Company does not have any off-balance sheet arrangements.
TRANSACTIONS WITH RELATED PARTIES
Uranium Participation Corporation
The Company is a party to a management services agreement with UPC. Under the terms of the agreement, the Company will receive the following fees from UPC: a) a commission of 1.5% of the gross value of any purchases or sales of uranium completed at the request of the Board of Directors of UPC; b) a minimum annual management fee of CDN$400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon UPC’s net asset value between CDN$100,000,000 and CDN$200,000,000 and 0.2% per annum based upon UPC’s net asset value in excess of CDN$200,000,000; c) a fee of CDN$200,000 upon the completion of each equity financing where proceeds to UPC exceed CDN$20,000,000; d) a fee of CDN$200,000 for each transaction or arrangement (other than the purchase or sale of uranium) of business where the gross value of such transaction exceeds CDN$20,000,000 (“an initiative”); e) an annual fee up to a maximum of CDN$200,000, at the discretion of the Board of Directors of UPC, for on-going maintenance or work associated with an initiative; and f) a fee equal to 1.5% of the gross value of any uranium held by UPC prior to the completion of any acquisition of at least 90% of the common shares of UPC.
In accordance with the management services agreement, all uranium investments owned by UPC are held in accounts with conversion facilities in the name of DMI as manager for and on behalf of UPC.
In August 2008, the Company sold 50,000 pounds of U3O8 to UPC for total consideration of $3,225,000.

DENISON MINES CORP.
Management’s Discussion and Analysis
Nine Months Ended September 30, 2009
(Expressed in U.S. Dollars, Unless Otherwise Noted)
The following transactions were incurred with UPC for the periods noted:

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	September 30,	September 30,	September 30,	September 30,
(in thousands)	2009	2008	2009	2008

Fees earned from UPC included in revenue:
Uranium concentrate sales	$—	3,225	—	3,225
Management fees, including out-of-pocket expenses	$344	$377	$1,144	$1,378
Commission fees on purchase and sale of uranium	—	48	742	1,233

Total fees earned from UPC	$344	$3,650	$1,886	$5,836

At September 30, 2009, accounts receivable includes $117,000 due from UPC with respect to the fees indicated above.
Korea Electric Power Corporation
In June 2009, Denison completed definitive agreements with Korea Electric Power Corporation (‘KEPCO”). The agreements included a long-term offtake agreement which provides for the delivery to KEPCO of 20% of Denison’s annual U3O8 production (±10%) but not less than 350,000 pounds (±10%) per year from 2010 to 2015 inclusive. KEPCO also purchased 58 million common shares of Denison representing approximately 17% of the issued capital outstanding and one representative from KEPCO has been appointed to Denison’s board of directors.
OUTSTANDING SHARE DATA
At November 11, 2009, there were 339,720,415 common shares issued and outstanding, stock options outstanding to purchase a total of 9,830,950 common shares and warrants outstanding to purchase a total of 9,564,915 common shares, for a total of 359,116,280 common shares on a fully-diluted basis.
MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.
There have been no changes in our internal control over financial reporting during the quarter ended September 30, 2009 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.
CHANGES IN ACCOUNTING POLICIES
The CICA has issued the following accounting standards effective for the fiscal years beginning on or after January 1, 2009:
a)
CICA Handbook Section 3064 “Goodwill and intangible assets” provides guidance on the recognition, measurement, presentation and disclosure for goodwill and intangible assets, other than the initial recognition of goodwill or intangible assets acquired in a business combination. This standard is effective for fiscal years beginning on or after October 1, 2008 and requires retroactive application to prior period financial statements. There was no impact to the Company’s financial statements from the adoption of this standard.

DENISON MINES CORP.
Management’s Discussion and Analysis
Nine Months Ended September 30, 2009
(Expressed in U.S. Dollars, Unless Otherwise Noted)
b)
In January 2009, the CICA issued EIC 173 “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities” which requires the entity to consider its own credit risk as well as the credit risk of its counterparties when determining the fair value of financial assets and liabilities, including derivative instruments. The standard is effective for the Company’s 2009 fiscal year, commencing January 1, 2009 and is required to be applied retrospectively without restatement to prior periods. The adoption of this pronouncement did not have a material impact on the valuation of the Company’s financial assets or financial liabilities.

c)
In March 2009, the CICA issued an EIC Abstract on Impairment Testing of Mineral Exploration Properties, EIC 174. This abstract discusses the analysis recommended to be performed to determine if there has been an impairment of mineral exploration properties. The Company considered the recommendations discussed in the Abstract effective for fiscal periods beginning January 1, 2009 when testing for impairment of mineral properties in the period.

d)
The CICA amended Section 3855 “Financial Instruments” to clarify that, upon reclassification of a financial instrument out of the trading category, as assessment must be completed to determine whether an embedded derivative is required to be bifurcated. In addition, the amendment prohibits the reclassification of a financial instrument out of trading when the derivative embedded in the financial instrument cannot be separately measured from the host contract. The amendment is applicable to all reclassifications occurring after July 1, 2009. Adoption of this standard did not have any material effect on the financial statements.

e)
In August 2009, the CICA issued further amendments to Section 3855. The amendments changed the definition of a loan such that certain debt securities may be classified as loans if they do not have a quoted price in an active market and the Company does not have the intent to sell the security immediately or in the near term. As a result, debt securities classified as loans will be assessed for impairment using the incurred credit loss model of Section 3025 to reduce the carrying value of a loan to its estimated realizable amount. Loan impairment accounting requirements are also applied to held-to-maturity financial assets as a result of the amendments. Debt securities that are classified as available-for-sale continue to be written down to their fair-value when the impairment is considered to be other-than-temporary. However, the impairment loss can be reversed if the fair value substantially increases and the increase can be objectively related to an event occurring after the impairment loss was recognized. Adoption of this standard did not have any material effect on the financial statements.

INTERNATIONAL FINANCIAL REPORTING STANDARDS
The Company has commenced the process to convert its basis of accounting from Canadian GAAP to IFRS effective in the first quarter report 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported for the year ended December 31, 2010.
The conversion to IFRS from Canadian GAAP is a significant undertaking. Management has established an IFRS project team that is staffed with both internal and external resources.
The implementation project plan consists of three phases:
•	Initial diagnostic phase
•	Impact analysis and design phase
•	Implementation phase
As previously disclosed, the initial diagnostic phase was completed in third quarter 2008. This review identified the major components of the financial statements that will be impacted by the change in standards, and included an evaluation of magnitude of the financial statement impact, the implementation effort required and the anticipated complexity of the change.
The impact analysis and design phase involves the selection of IFRS accounting policies by senior management and the review by audit committee; the quantification of impact of changes to our existing accounting policies on our opening IFRS balance sheet; and the development of draft IFRS financial statements. This phase also involves the development of IFRS training programs for key personnel, and the identification of changes to systems and to our internal controls over financial reporting.
The implementation phase involves the implementation of required changes to our information systems and procedures. It will culminate in the collection of financial information necessary to prepare IFRS financial statements and audit committee approval of financial statements.

DENISON MINES CORP.
Management’s Discussion and Analysis
Nine Months Ended September 30, 2009
(Expressed in U.S. Dollars, Unless Otherwise Noted)
The impact analysis and design phase and the implementation phase are currently underway. Component specific IFRS training was developed, for areas identified in the diagnostic phase, and delivered to all key finance personnel during Q2 and Q3 2009. In addition, detailed implementation plans and timelines were prepared for each area identified during the diagnostic phase. Evaluation and selection of accounting policies is currently underway and management review of the recommended accounting policies, including first time adoption exemptions, is expected to be completed during Q4 2009. Other work that is underway includes analysis of additional financial statement and note disclosures, review of information system and internal control changes required, and development of additional training required for key personnel.
RISK FACTORS
There are a number of factors that could negatively affect Denison’s business and the value of Denison’s securities, including the factors listed in the Company’s Annual Information Form dated March 26, 2009, in the Company’s annual MD&A dated March 18, 2009 and the Short Form Prospectus dated June 15, 2009 available at www.sedar.com and Form 40-F available at www.sec.gov.
In addition, the following risk should be noted:
Impairment of Goodwill

Denison evaluates the carrying amount of goodwill annually to determine whether events or changes in circumstances indicate whether such carrying amount has become impaired. Denison normally makes its impairment determinations in the fourth quarter of each year and impairments, if any, are charged to operations in the fourth quarter. There is a risk that Denison may have a goodwill impairment charge in the fourth quarter of 2009. Such a charge would have the effect of reducing Denison’s net earnings and shareholders’ equity.
The information pertains to the outlook and conditions currently known to Denison that could have a material impact on the financial condition of Denison. This information, by its nature, is not all-inclusive. It is not a guarantee that other factors will not affect Denison in the future.

DENISON MINES CORP.
Consolidated Balance Sheets
(Unaudited — Expressed in thousands of U.S. dollars)

	At September 30	At December 31
	2009	2008

ASSETS
Current
Cash and equivalents	$11,300	$3,206
Trade and other receivables	13,393	12,894
Note receivables	7	181
Inventories, net (Note 3)	76,363	44,733
Prepaid expenses and other	1,148	1,275
Investments (Note 4)	9,571	—

	111,782	62,289

Inventories — ore in stockpiles (Note 3)	2,098	5,016
Investments (Note 4)	15,167	10,691
Property, plant and equipment, net (Note 5)	683,383	717,433
Restricted cash and equivalents (Note 6)	22,133	21,286
Intangibles (Note 7)	4,937	4,978
Goodwill (Note 8)	71,944	63,240

	$911,444	$884,933

LIABILITIES
Current
Accounts payable and accrued liabilities	$9,865	$23,787
Current portion of long-term liabilities:
Post-employment benefits (Note 9)	374	329
Reclamation and remediation obligations (Note 10)	996	875
Debt obligations (Note 11)	60	464
Other long-term liabilities (Note 12)	617	2,179

	11,912	27,634

Deferred revenue	3,187	2,913
Provision for post-employment benefits (Note 9)	3,392	3,028
Reclamation and remediation obligations (Note 10)	20,053	18,471
Debt obligations (Note 11)	206	99,290
Other long-term liabilities (Note 12)	1,341	1,191
Future income tax liability (Note 22)	106,446	124,054

	146,537	276,581

SHAREHOLDERS’ EQUITY
Share capital (Note 13)	849,507	666,278
Share purchase warrants (Note 14)	11,728	11,728
Contributed surplus (Note 15)	33,295	30,537
Deficit	(206,367)	(95,482)
Accumulated other comprehensive income (Note 17)	76,744	(4,709)

	(129,623)	(100,191)

	764,907	608,352

	$911,444	$884,933

Issued and outstanding common shares (Note 13)	339,720,415	197,295,415

Commitments and contingencies (Note 23)
See accompanying notes to the consolidated financial statements

DENISON MINES CORP.
Consolidated Statements of Operations and Deficit and Comprehensive Income (Loss)
(Unaudited — Expressed in thousands of U.S. dollars except for per share amounts)

	Three Months Ended		Nine Months Ended
	September 30	September 30	September 30	September 30
	2009	2008	2009	2008

REVENUES	$12,748	$36,483	$48,118	$86,377

EXPENSES
Operating expenses	11,067	34,445	53,201	72,130
Sales royalties and capital taxes	359	662	1,047	2,470
Mineral property exploration	2,988	7,623	7,567	17,861
General and administrative	2,945	3,729	10,798	11,405
Stock option expense (Note 16)	1,053	652	2,758	1,884
Mineral property impairment (Note 5)	100,000	—	100,000	—

	118,412	47,111	175,371	105,750

Loss from operations	(105,664)	(10,628)	(127,253)	(19,373)
Other income (expense), net (Note 18)	(14,953)	8,451	(16,512)	(65)

Loss before taxes	(120,617)	(2,177)	(143,765)	(19,438)

Income tax recovery (expense) (Note 22):
Current	74	752	1,690	2,342
Future	29,200	1,757	31,190	(6,790)

Net income (loss) for the period	$(91,343)	$332	$(110,885)	$(23,886)

Deficit, beginning of period	(115,024)	(39,052)	(95,482)	(14,834)

Deficit, end of period	$(206,367)	$(38,720)	$(206,367)	$(38,720)

Net income (loss) for the period	$(91,343)	$332	$(110,885)	$(23,886)
Change in foreign currency translation (Note 17)	47,551	(24,181)	65,909	(40,733)
Change in unrealized gain (loss) on investments (Note 17)	5,610	(42,783)	15,544	(23,383)

Comprehensive loss	$(38,182)	$(66,632)	$(29,432)	$(88,002)

Net income (loss) per share:
Basic	$(0.27)	$0.00	$(0.41)	$(0.13)
Diluted	$(0.27)	$0.00	$(0.41)	$(0.13)

Weighted-average number of shares outstanding (in thousands):
Basic	339,720	190,013	268,655	189,880
Diluted	339,720	191,309	268,655	189,880

See accompanying notes to the consolidated financial statements

DENISON MINES CORP.
Consolidated Statements of Cash Flows
(Unaudited — Expressed in thousands of U.S. dollars)

	Three Months Ended		Nine Months Ended
	September 30	September 30	September 30	September 30
CASH PROVIDED BY (USED IN):	2009	2008	2009	2008

OPERATING ACTIVITIES
Income (loss) for the period	$(91,343)	$332	$(110,885)	$(23,886)
Items not affecting cash:
Depletion, depreciation, amortization and accretion	4,451	23,833	21,701	34,317
Mineral property impairment	100,000	—	100,000	—
Stock-based compensation	1,053	652	2,758	1,884
Gains on asset disposals	(835)	—	(707)	(181)
Fair value change on restricted investments	(116)	(138)	580	(175)
Recoveries and other non-cash	(2,762)	—	(2,579)	—
Change in future income taxes	(29,200)	(1,757)	(31,190)	6,790
Foreign exchange	15,616	(12,998)	14,993	(232)

Net change in non-cash working capital items
Trade and other receivables	50	5,626	550	18,120
Inventories	(10,842)	(26,852)	(29,096)	(42,112)
Prepaid expenses and other assets	(630)	183	149	(1,134)
Accounts payable and accrued liabilities	(620)	94	(13,909)	(2,548)
Post-employment benefits	(88)	(78)	(211)	(284)
Reclamation and remediation obligations	(163)	(138)	(485)	(504)
Deferred revenue	—	134	274	508

Net cash used in operating activities	(15,429)	(11,107)	(48,057)	(9,437)

INVESTING ACTIVITIES
Decrease in notes receivable	380	93	193	206
Purchase of long-term investments	(711)	—	(711)	(13,413)
Proceeds from sale of long-term investments	72	—	3,294	1,320
Expenditures on property, plant and equipment	(9,058)	(17,094)	(32,248)	(82,058)
Proceeds from sale of property, plant and equipment	807	—	1,513	4
Increase in restricted investments	(41)	(2,309)	(1,090)	(2,691)

Net cash used in investing activities	(8,551)	(19,310)	(29,049)	(96,632)

FINANCING ACTIVITIES
Increase (decrease) in debt obligations	(159)	35,195	(100,411)	101,259
Issuance of common shares for:
New share issues	138	—	185,053	—
Exercise of stock options and warrants	—	215	—	1,527

Net cash provided by (used in) financing activities	(21)	35,410	84,642	102,786

Increase (decrease) in cash and equivalents	(24,001)	4,993	7,536	(3,283)
Foreign exchange effect on cash and equivalents	1,861	3,498	558	(518)
Cash and equivalents, beginning of period	33,440	7,388	3,206	19,680

Cash and equivalents, end of period	$11,300	$15,879	$11,300	$15,879

See accompanying notes to the consolidated financial statements

DENISON MINES CORP.
Notes to the Consolidated Financial Statements
(Unaudited — Expressed in U.S. dollars, unless otherwise noted)
1.	NATURE OF OPERATIONS
Denison Mines Corp. (“DMC”) is incorporated under the Business Corporations Act (Ontario) (“OBCA”). Denison Mines Corp. and its subsidiary companies and joint ventures (collectively, the “Company”) are engaged in uranium mining and related activities, including acquisition, exploration and development of uranium bearing properties, extraction, processing, selling and reclamation. The environmental services division of the Company provides mine decommissioning and decommissioned site monitoring services for third parties.
The Company has a 100% interest in the White Mesa mill located in Utah, United States and a 22.5% interest in the McClean Lake mill located in the Athabasca Basin of Saskatchewan, Canada. The Company has interests in a number of nearby mines at both locations, as well as interests in development and exploration projects located in Canada, the United States, Mongolia and Zambia, some of which are operated through joint ventures and joint arrangements. Uranium, the Company’s primary product, is produced in the form of uranium oxide concentrates (“U3O8”) and sold to various customers around the world for further processing. Vanadium, a co-product found in some of the Company’s mines is produced in the form of vanadium pentoxide (“V2O5”). The Company is also in the business of recycling uranium bearing waste materials, referred to as “alternate feed materials”.
Through its subsidiary Denison Mines Inc. (“DMI”), the Company is the manager of Uranium Participation Corporation (“UPC”), a publicly-listed investment holding company formed to invest substantially all of its assets in U3O8 and uranium hexafluoride (“UF6”). The Company has no ownership interest in UPC but receives various fees for management services and commissions from the purchase and sale of U3O8 and UF6 by UPC.
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
These unaudited consolidated financial statements have been prepared by management in U.S. dollars, unless otherwise stated, in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”) for interim financial statements.
Certain information and note disclosures normally included in the annual consolidated financial statements prepared in accordance with Canadian GAAP have been condensed or excluded. As a result, these unaudited interim consolidated financial statements do not contain all disclosures required for annual financial statements and should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for the year ended December 31, 2008.
All material adjustments which, in the opinion of management, are necessary for fair presentation of the results of the interim periods have been reflected in these financial statements. The results of operations for the nine months ended September 30, 2009 are not necessarily indicative of the results to be expected for the full year.
These unaudited interim consolidated financial statements are prepared following accounting policies consistent with the Company’s audited consolidated financial statements and notes thereto for the year ended December 31, 2008, except for the changes noted under the “New Accounting Standards Adopted” section below.

Significant Mining Interests
The following table sets forth the Company’s ownership of its significant mining interests that have projects at the development stage within them as at September 30, 2009:

		Ownership
	Location	Interest

Through majority owned subsidiaries
Arizona Strip	USA	100.00%
Henry Mountains	USA	100.00%
Colorado Plateau	USA	100.00%
Gurvan Saihan Joint Venture	Mongolia	70.00%
Mutanga	Zambia	100.00%

As interests in unincorporated joint ventures, or jointly controlled assets
McClean Lake	Canada	22.50%
Midwest	Canada	25.17%
New Accounting Standards Adopted
The Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”) Handbook effective January 1, 2009:
a)
CICA Handbook Section 3064 “Goodwill and intangible assets” which provides guidance on the recognition, measurement, presentation and disclosure for goodwill and intangible assets, other than the initial recognition of goodwill or intangible assets acquired in a business combination. There was no impact to the Company’s financial statements from adopting this standard.

b)
In January 2009, the CICA issued EIC 173 “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities” which requires the entity to consider its own credit risk as well as the credit risk of its counterparties when determining the fair value of financial assets and liabilities, including derivative instruments. The standard is effective for the Company’s 2009 fiscal year, commencing January 1, 2009 and is required to be applied retrospectively without restatement to prior periods. The adoption of this pronouncement did not have a material impact on the valuation of the Company’s financial assets or financial liabilities.

c)
In March 2009, the CICA issued an EIC Abstract on Impairment Testing of Mineral Exploration Properties, EIC 174. This abstract discusses the analysis recommended to be performed to determine if there has been an impairment of mineral exploration properties. The Company considered the recommendations discussed in the Abstract effective for fiscal periods beginning January 1, 2009 when testing for impairment of mineral properties in the period.

d)
The CICA amended Section 3855 “Financial Instruments” to clarify that, upon reclassification of a financial instrument out of the trading category, an assessment must be completed to determine whether an embedded derivative is required to be bifurcated. In addition, the amendment prohibits the reclassification of a financial instrument out of trading when the derivative embedded in the financial instrument cannot be separately measured from the host contract. The amendment is applicable to all reclassifications occurring after July 1, 2009. Adoption of this standard did not have any material effect on the financial statements.

e)
In August 2009, the CICA issued further amendments to Section 3855. The amendments changed the definition of a loan such that certain debt securities may be classified as loans if they do not have a quoted price in an active market and the Company does not have the intent to sell the security immediately or in the near term. As a result, debt securities classified as loans will be assessed for impairment using the incurred credit loss model of Section 3025 to reduce the carrying value of a loan to its estimated realizable amount. Loan impairment accounting requirements are also applied to held-to-maturity financial assets as a result of the amendments. Debt securities that are classified as available-for-sale continue to be written down to their fair value when the impairment is considered to be other than temporary. However, the impairment loss can be reversed if the fair value substantially increases and the increase can be objectively related to an event occurring after the impairment loss was recognized. Adoption of this standard did not have any material effect on the financial statements.

Comparative Numbers
Certain classifications of the comparative figures have been changed to conform to those used in the current period.
3.	INVENTORIES
Inventories consist of:

	At September 30	At December 31
(in thousands)	2009	2008

Uranium concentrates and work-in-progress	$42,755	$12,378
Vanadium related concentrates and work-in-progress (1)	3,670	4,445
Inventory of ore in stockpiles	26,551	26,841
Mine and mill supplies	5,485	6,085

	$78,461	$49,749

Inventories-net, by duration:
Current	$76,363	$44,733
Long-term — ore in stockpiles	2,098	5,016

	$78,461	$49,749

(1)	The Vanadium related concentrates and work-in-progress inventory is presented net of a valuation allowance of $6,921,000 as at September 30, 2009 and $9,500,000 as at December 31, 2008.
Long-term ore in stockpile inventory represents an estimate of the amount of ore on the stockpile in excess of the next twelve months of planned mill production.
Operating expenses are predominantly cost of sales and include write downs (recoveries) of ($2,579,000) and $Nil relating to the net realizable value of the Company’s vanadium related inventories for the nine months ended September 30, 2009 and 2008 respectively.
4.	INVESTMENTS
Investments consist of:

	At September 30	At December 31
(in thousands)	2009	2008

Investments
Available for sale securities at fair value	$24,738	$10,691

	$24,738	$10,691

Investments, by duration:
Current	9,571	—
Non-current	15,167	10,691

	$24,738	$10,691

Sales
During the nine months ended September 2009, the Company sold equity interests in two public companies for cash consideration of $3,294,000. The resulting gain has been included in “other income, net” in the statement of operations (see Note 18).
Purchases
During the nine months ended September 2009, the Company acquired equity interests in two public companies for cash consideration of $711,000.

5.	PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment consists of:

	At September 30	At December 31
(in thousands)	2009	2008

Cost, net of write-downs
Plant and equipment
Mill and mining related	$178,578	$169,971
Environmental services and other	2,892	2,439
Mineral properties	570,890	590,758

	752,360	763,168

Accumulated depreciation and amortization
Plant and equipment
Mill and mining related	23,985	16,938
Environmental services and other	1,533	1,146
Mineral properties	43,459	27,651

	68,977	45,735

Property, plant and equipment, net	$683,383	$717,433

Net book value
Plant and equipment
Mill and mining related	$154,593	$153,033
Environmental services and other	1,359	1,293
Mineral properties	527,431	563,107

	$683,383	$717,433

Mineral Properties
The Company has various interests in development and exploration projects located in Canada, the U.S., Mongolia and Zambia which are held directly or through option or joint venture agreements. Amounts spent on development projects are capitalized as mineral property assets. Exploration projects are expensed.
Canada
In October 2004, the Company entered into an option agreement to earn a 22.5% ownership interest in the Wolly project by funding CDN$5,000,000 in exploration expenditures over the next six years. As at September 30, 2009, the Company has incurred a total of CDN$4,939,000 towards this option and has earned a 13.0% ownership interest in the project under the phase-in ownership provisions of the agreement.
In the first quarter of 2006, the Company entered into an option agreement to earn up to a 75% interest in the Park Creek project. The Company is required to incur exploration expenditures of CDN$2,800,000 over three years to earn an initial 49% interest and a further CDN$3,000,000 over two years to earn an additional 26% interest. As at September 30, 2009, the Company has incurred a total of CDN$3,775,000 towards the option and has earned a 49% ownership interest in the project under the phase-in-ownership provisions of the agreement.
Zambia
In the third quarter of 2009, the Company tested the Mutanga project mineral property for impairment as a result of additional information becoming available concerning estimated mining recoveries within the latest mine plan, increases in project cost estimates and also a decline in the long term uranium price outlook. The carrying value of the project failed the stage one impairment test based on the revised outlook. As a result, the Company undertook a stage two impairment test and assessed the fair value of the Mutanga project by estimating the value of the project’s resource potential based on recently published market value comparables for companies operating in a similar geographical area. The Company assessed the comparability of the market value data by looking at the nature of the mineral properties held by the other companies including the size, stage of exploration and development, forecast cost structure, estimated grade and political stability of the country in which the projects are located to determine an appropriate fair value.
The Company recorded a pre-tax impairment charge of $100,000,000 representing the excess of carrying value of the mineral property over the fair value derived during the stage two impairment test. The impairment charge has been recorded in the Africa mining segment (see note 19). The Company also recorded a $30,000,000 future tax recovery as a result of the impairment charge (see note 22).

6.	RESTRICTED CASH AND EQUIVALENTS
The Company has certain restricted cash and equivalents deposited to collateralize its reclamation and certain other obligations. Restricted cash and equivalents consist of:

	At September 30	At December 31
(in thousands)	2009	2008

U.S. mill and mine reclamation	$19,636	$19,745
Elliot Lake reclamation trust fund	2,497	1,541

	$22,133	$21,286

U.S. Mill and Mine Reclamation
The Company has cash, cash equivalents and fixed income securities as collateral for various bonds posted in favour of the State of Utah, the applicable state regulatory agencies in Colorado and Arizona and the U.S. Bureau of Land Management for estimated reclamation costs associated with the White Mesa mill and U.S. mining properties. During the nine months ended September 30, 2009, the Company has not deposited any additional monies into its collateral account.
Elliot Lake Reclamation Trust Fund
Pursuant to its Reclamation Funding Agreement with the Governments of Canada and Ontario, the Company deposited an additional $1,109,000 into the Elliot Lake Reclamation Trust Fund and withdrew $493,000 during the nine months ended September 30, 2009.
7.	INTANGIBLES
Intangibles consist of:

	At September 30	At December 31
(in thousands)	2009	2008

Intangibles, by component:
UPC management contract	$4,562	$4,557
Urizon technology licenses	375	421

	$4,937	$4,978

A continuity summary of intangibles is presented below:

Nine Months
Ended
September 30,
(in thousands)	2009

Intangibles, beginning of period	$4,978
Amortization	(629)
Foreign exchange	588

Intangibles, end of period	$4,937

8.	GOODWILL
Goodwill consists of:

	At September 30	At December 31
(in thousands)	2009	2008

Goodwill, allocation by business unit:
Canada mining segment	$71,944	$63,240
A continuity summary of goodwill is presented below:

Nine Months
Ended
September 30,
(in thousands)	2009

Goodwill, beginning of period	$63,240
Foreign exchange	8,704

Goodwill, end of period	$71,944

Goodwill is not amortized and is tested annually for impairment.
9.	POST-EMPLOYMENT BENEFITS
Post-employment benefits consist of:

	At September 30	At December 31
(in thousands)	2009	2008

Post-employment liability, by component:
Accrued benefit obligation	$3,554	$3,157
Unamortized experience gain	212	200

	$3,766	$3,357

Post-employment liability, by duration:
Current	374	329
Non-current	3,392	3,028

	$3,766	$3,357

A continuity summary of post-employment benefits is presented below:

Nine Months
Ended
September 30,
(in thousands)	2009

Post-employment liability, beginning of period	$3,357
Benefits paid	(211)
Interest cost	177
Amortization of experience gain	(15)
Foreign exchange	458

Post-employment liability, end of period	$3,766

10.	RECLAMATION AND REMEDIATION OBLIGATIONS
Reclamation and remediation obligations consist of:

	At September 30	At December 31
(in thousands)	2009	2008

Reclamation obligations, by location:
U.S Mill and Mines	$12,076	$11,436
Elliot Lake	7,560	6,734
McClean and Midwest Joint Ventures	1,413	1,176

	$21,049	$19,346

Reclamation obligations, by duration:
Current	996	875
Non-current	20,053	18,471

	$21,049	$19,346

A continuity summary of reclamation and remediation obligations is presented below:

Nine Months
Ended
September 30,
(in thousands)	2009

Reclamation obligations, beginning of period	$19,346
Accretion	1,099
Expenditures incurred	(485)
Foreign exchange	1,089

Reclamation obligations, end of period	$21,049

11.	DEBT OBLIGATIONS
Debt obligations consist of:

	At September 30	At December 31
(in thousands)	2009	2008

Revolving line of credit	$—	$99,998
Deferred debt issue costs	—	(769)
Notes payable and other financing	266	525

	$266	$99,754

Debt obligations, by duration:
Current	60	464
Non-current	206	99,290

	$266	$99,754

Revolving Line of Credit
In July 2008, the Company put in place a $125,000,000 revolving term credit facility with the Bank of Nova Scotia. Indebtedness under the revolving credit facility at September 30, 2009 was $nil. At September 30, 2009 the Company was in breach of an interest coverage covenant of the revolving credit facility agreement (“the agreement”). Subsequent to the third quarter, the Company completed the renegotiation of the agreement, reducing the amount of the facility to $60,000,000 and amended the financial covenants. The revised agreement now contains two financial covenants, one based on maintaining a certain level of tangible net worth and the other requiring the Company to reduce the borrowings under the facility to $35,000,000 for a period of time each quarter before drawing further amounts.
The facility is repayable in full on June 30, 2011. As at September 30, approximately $7,532,000 of the facility is used as collateral for certain letters of credit. Interest payable under the facility is bankers acceptance or LIBOR rate plus a margin or prime rate plus a margin. The facility is subject to standby fees. The weighted average interest rate paid by the Company during the first nine months of 2009 was 2.70%.

The borrower under the facility is DMI and DMC has provided an unlimited full recourse guarantee and a pledge of all of the shares of DMI. DMI has provided a first-priority security interest in all present and future personal property and an assignment of its rights and interests under all material agreements relative to the McClean Lake and Midwest projects. In addition, each of DMC’s material U.S subsidiaries has provided an unlimited full recourse guarantee secured by a pledge of all of its shares and a first-priority security interest in all of its present and future personal property.
12.	OTHER LONG-TERM LIABILITIES
Other long-term liabilities consist of:

	At September 30	At December 31
(in thousands)	2009	2008

Unamortized fair value of sales contracts	$921	$2,429
Unamortized fair value of toll milling contracts	934	821
Other	103	129

	$1,958	$3,370

Other long-term liabilities, by duration:
Current	617	2,179
Non-current	1,341	1,191

	$1,958	$3,370

Unamortized fair values of sales contracts are amortized to revenue as deliveries under the applicable contracts are made.
13.	SHARE CAPITAL
Denison is authorized to issue an unlimited number of common shares without par value. A continuity summary of the issued and outstanding common shares and the associated dollar amounts is presented below:

	Number of
	Common	Dollar
(in thousands except share amounts)	Shares	Amount

Balance at December 31, 2008	197,295,415	$666,278

Issued for cash:
New issue gross proceeds	142,425,000	193,646
New issue gross issue costs	—	(8,593)
Renunciation of flow-through share liability	—	(1,824)

	142,425,000	183,229

Balance at September 30, 2009	339,720,415	$849,507

New Issues
In June 2009, the Company completed an equity financing of 73,000,000 common shares at a price of CDN$1.30 per share for gross proceeds of $82,522,000 (CDN$94,900,000). Of the 73,000,000 shares issued, 58,000,000 were issued to a subsidiary of Korea Electric Power Corporation (“KEPCO”) and 15,000,000 shares were issued to entities affiliated with Lukas Lundin, a director of the Company.
In June 2009, the Company completed a bought deal financing of 40,000,000 common shares at a price of CDN$2.05 per share for gross proceeds of $71,144,000 (CDN$82,000,000).
In June 2009, the Company completed a private placement of 675,000 flow-through common shares at a price of CDN$2.18 per share for gross proceeds of $1,297,000 (CDN$1,471,500). The income tax benefits of this issue have not yet been renounced to the subscriber. The shares were issued to a director of the Company.

In January 2009, the Company issued 28,750,000 common shares at a price of CDN$1.65 per share for gross proceeds of $38,683,000 (CDN$47,437,500).
Flow-Through Share Issues
The Company finances a portion of its exploration programs through the use of flow-through share issuances. Income tax deductions relating to these expenditures are claimable by the investors and not by the Company.
As at September 30, 2009, the Company estimates that it has spent CDN$5,983,000 of its CDN$8,002,500 December 2008 flow-through share issue obligation. The Company renounced the tax benefit of this issue to subscribers in February 2009.
As at September 30, 2009, the Company estimates that it has spent CDN$258,000 of its CDN$1,471,400 June 2009 flow-through share issue obligation.
14.	SHARE PURCHASE WARRANTS
A continuity summary of the issued and outstanding share purchase warrants in terms of common shares of the Company and the associated dollar amounts is presented below:

	Number of	Fair Value
	Common Shares	Dollar
(in thousands except share amounts)	Issuable	Amount

Balance at December 31, 2008 and September 30, 2009	9,564,915	$11,728

Share purchase warrants, by series:
November 2004 series (1)	3,156,915	$5,898
March 2006 series (2)	6,408,000	5,830

	9,564,915	$11,728

(1)
The November 2004 series has an effective exercise price of CDN$5.21 per issuable share (CDN$15.00 per warrant adjusted for the 2.88 exchange ratio associated with the Denison and IUC merger) and expires on November 24, 2009.

(2)
The March 2006 series has an effective exercise price of CDN$10.42 per issuable share (CDN$30.00 per warrant adjusted for the 2.88 exchange ratio associated with the Denison and IUC merger) and expires on March 1, 2011.

15.	CONTRIBUTED SURPLUS
A continuity summary of contributed surplus is presented below:

Nine Months
Ended
September 30,
(in thousands)	2009

Balance, beginning of period	$30,537
Stock-based compensation expense (note 16)	2,758

Balance, end of period	$33,295

16.	STOCK OPTIONS
The Company’s stock-based compensation plan (the “Plan”) provides for the granting of stock options up to 10% of the issued and outstanding common shares at the time of grant, subject to a maximum of 20 million common shares. As at September 30, 2009, an aggregate of 15,141,376 options have been granted (less cancellations) since the Plan’s inception in 1997.
Under the Plan, all stock options are granted at the discretion of the Company’s board of directors, including any vesting provisions if applicable. The term of any stock option granted may not exceed ten years and the exercise price may not be lower than the closing price of the Company’s shares on the last trading day immediately preceding the date of grant. In general, the term of stock options granted under the Plan ranges from three to five years and vesting occurs over a three year period.

A continuity summary of the stock options of the Company granted under the Plan is presented below:

		Weighted-
		Average
		Exercise
	Number of	Price per
	Common	Share
	Shares	(CDN $)

Stock options outstanding, beginning of period	5,536,384	$7.11
Granted	5,491,500	2.08
Exercised	—	—
Expired	(1,146,934)	7.55

Stock options outstanding, end of period	9,880,950	$4.26

Stock options exercisable, end of period	4,658,415	$6.39

A summary of the Company’s stock options outstanding at September 30, 2009 is presented below:

	Weighted		Weighted-
	Average		Average
	Remaining		Exercise
Range of Exercise	Contractual	Number of	Price per
Prices per Share	Life	Common	Share
(CDN $)	(Years)	Shares	(CDN $)

Stock options outstanding
$1.37 to $4.99	4.63	6,652,175	$2.07
$5.00 to $9.99	5.18	1,278,599	5.66
$10.00 to $15.30	0.31	1,950,176	10.83

Stock options outstanding, end of period	3.85	9,880,950	$4.26

Options outstanding at September 30, 2009 expire between December 2009 and October 2016.
The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model. The following table outlines the range of assumptions used in the model for the period:

Nine Months
Ended
September 30, 2009

Risk-free interest rate	1.78% – 2.40%
Expected stock price volatility	83.4% – 89.6%
Expected life	3.5 years
Expected forfeitures	—
Expected dividend yield	—
Fair value per share under options granted	CDN$0.89 – CDN$1.36
Stock-based compensation would be allocated as follows in the statement of operations:

	Three Months Ended		Nine Months Ended
	September 30	September 30	September 30	September 30
(in thousands)	2009	2008	2009	2008

Operating expenses	$182	$121	$451	$309
Mineral property exploration	51	59	94	173
General and administrative	820	472	2,213	1,402

	$1,053	$652	$2,758	$1,884

The fair values of stock options with vesting provisions are amortized on a straight-line basis as stock-based compensation expense over the applicable vesting periods. At September 30, 2009, the Company had an additional $4,787,000 in stock-based compensation expense to be recognized periodically to February 2012.

17.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
A continuity summary of accumulated other comprehensive income (loss) (“AOCI”) is as follows:

	Three Months Ended		Nine Months Ended
	September 30	September 30	September 30	September 30
(in thousands)	2009	2008	2009	2008

AOCI-Balance, beginning of period	$23,583	$113,804	$(4,709)	$110,956

Cumulative foreign currency translation gain (loss)
Balance, beginning of period	$13,433	$76,304	$(4,925)	$92,856
Change in foreign currency	47,551	(24,181)	65,909	(40,733)

Balance, end of period	60,984	52,123	60,984	52,123

Unrealized gains (losses) on investments
Balance, beginning of period	10,150	37,500	216	18,100
Net unrealized gains (losses), net of tax (1)	5,610	(42,783)	15,544	(23,383)

Balance, end of period	15,760	(5,283)	15,760	(5,283)

AOCI-Balance, end of period	$76,744	$46,840	$76,744	$46,840

(1)
Unrealized gains (losses) on investments classified available-for-sale are included in other comprehensive income (loss) until realized. When the investment is disposed of or incurs a decline in value that is other than temporary, the gain (loss) is realized and reclassified to the income statement. During the three months and nine months ending September 2009, approximately $36,000 and $172,000 of gains from investment disposals were recognized and reclassified to the income statement, respectively. During the three months and nine months ending September 2008, approximately $nil and $195,000 of gains from investment disposals were recognized and reclassified to the income statement, respectively. During the nine months ending September 2009 and 2008, no other than temporary losses were recognized.

18.	OTHER INCOME (EXPENSE), NET
The elements of other income (expense), net in the statement of operations is as follows:

	Three Months Ended		Nine Months Ended
	September 30	September 30	September 30	September 30
(in thousands)	2009	2008	2009	2008

Interest income, net of fees	$195	$312	$564	$921
Interest expense	(1)	(902)	(1,435)	(1,422)
Gains (losses) on:
Foreign exchange	(15,616)	9,197	(14,993)	232
Land, plant and equipment	799	—	535	125
Investment disposals	36	—	172	195
Fair value change on restricted cash and equivalents	116	138	(580)	175
Other	(482)	(294)	(775)	(291)

Other income (expense), net	$(14,953)	$8,451	$(16,512)	$(65)

19.	SEGMENTED INFORMATION
Business Segments
The Company operates in two primary segments — the mining segment and the services and other segment. The mining segment, which has been further subdivided by major geographic regions, includes activities related to exploration, evaluation and development, mining, milling and the sale of mineral concentrates. The services and other segment includes the results of the Company’s environmental services business, management fees and commission income earned from UPC and general corporate expenses not allocated to the other segments.

For the nine months ended September 30, 2009, business segment results were as follows:

	Canada	U.S.A	Africa	Asia	Services
(in thousands)	Mining	Mining	Mining	Mining	and Other	Total

Statement of Operations:
Revenues	16,541	21,450	—	—	10,127	48,118

Expenses
Operating expenses	18,132	26,952	—	—	8,117	53,201
Sales royalties and capital taxes	1,052	—	—	—	(5)	1,047
Mineral property exploration	5,429	141	64	1,933	—	7,567
General and administrative	—	—	—	—	10,798	10,798
Stock option expense	—	—	—	—	2,758	2,758
Mineral property impairment	—	—	100,000	—	—	100,000

	24,613	27,093	100,064	1,933	21,668	175,371

Loss from operations	(8,072)	(5,643)	(100,064)	(1,933)	(11,541)	(127,253)

Revenues — supplemental:
Uranium concentrates	16,541	18,548	—	—	—	35,089
Vanadium related concentrates	—	2,864	—	—	—	2,864
Environmental services	—	—	—	—	8,241	8,241
Management fees and commissions	—	—	—	—	1,886	1,886
Alternate feed processing and other	—	38	—	—	—	38

	16,541	21,450	—	—	10,127	48,118

Long-lived assets:
Property, plant and equipment
Plant and equipment	91,426	62,320	585	262	1,359	155,952
Mineral properties	319,545	74,174	125,805	7,907	—	527,431
Intangibles	—	375	—	—	4,562	4,937
Goodwill	71,944	—	—	—	—	71,944

	482,915	136,869	126,390	8,169	5,921	760,264

For the three months ended September 30, 2009, business segment results were as follows:

	Canada	U.S.A	Africa	Asia	Services
(in thousands)	Mining	Mining	Mining	Mining	and Other	Total

Statement of Operations:
Revenues	5,655	2,695	—	—	4,398	12,748

Expenses
Operating expenses	5,894	1,330	—	—	3,843	11,067
Sales royalties and capital taxes	359	—	—	—	—	359
Mineral property exploration	1,997	132	56	803	—	2,988
General and administrative	—	—	—	—	2,945	2,945
Stock option expense	—	—	—	—	1,053	1,053
Mineral property impairment	—	—	100,000	—	—	100,000

	8,250	1,462	100,056	803	7,841	118,412

Income (loss) from operations	(2,595)	1,233	(100,056)	(803)	(3,443)	(105,664)

Revenues — supplemental:
Uranium concentrates	5,655	1,838	—	—	—	7,493
Vanadium related concentrates	—	846	—	—	—	846
Environmental services	—	—	—	—	4,054	4,054
Management fees and commissions	—	—	—	—	344	344
Alternate feed processing and other	—	11	—	—	—	11

	5,655	2,695	—	—	4,398	12,748

For the nine months ended September 30, 2008, business segment results were as follows:

	Canada	U.S.A	Africa	Asia	Services
(in thousands)	Mining	Mining	Mining	Mining	and Other	Total

Statement of Operations:
Revenues	42,486	37,351	—	—	6,540	86,377

Expenses
Operating expenses	33,708	33,953	—	—	4,469	72,130
Sales royalties and capital taxes	2,369	—	—	—	101	2,470
Mineral property exploration	11,329	228	2,465	3,839	—	17,861
General and administrative	—	—	—	—	11,405	11,405
Stock option expense	—	—	—	—	1,884	1,884

	47,406	34,181	2,465	3,839	17,859	105,750

Income (loss) from operations	(4,920)	3,170	(2,465)	(3,839)	(11,319)	(19,373)

Revenues — supplemental:
Uranium concentrates	42,486	37,290	—	—	—	79,776
Environmental services	—	—	—	—	3,929	3,929
Management fees and commissions	—	—	—	—	2,611	2,611
Alternate feed processing and other	—	61	—	—	—	61

	42,486	37,351	—	—	6,540	86,377

Long-lived assets:
Property, plant and equipment
Plant and equipment	87,119	77,408	523	338	1,498	166,886
Mineral properties	333,794	30,426	218,659	6,119	—	588,998
Intangibles	—	438	—	—	5,424	5,862
Goodwill	113,951	—	—	—	—	113,951

	534,864	108,272	219,182	6,457	6,922	875,697

For the three months ended September 30, 2008, business segment results were as follows:

	Canada	U.S.A	Africa	Asia	Services
(in thousands)	Mining	Mining	Mining	Mining	and Other	Total

Statement of Operations:
Revenues	10,135	24,489	—	—	1,859	36,483

Expenses
Operating expenses	9,471	23,466	—	—	1,508	34,445
Sales royalties and capital taxes	647	—	—	—	15	662
Mineral property exploration	2,855	172	2,465	2,131	—	7,623
General and administrative	—	—	—	—	3,729	3,729
Stock option expense	—	—	—	—	652	652

	12,973	23,638	2,465	2,131	5,904	47,111

Income (loss) from operations	(2,838)	851	(2,465)	(2,131)	(4,045)	(10,628)

Revenues — supplemental:
Uranium concentrates	10,135	24,465	—	—	—	34,600
Environmental services	—	—	—	—	1,434	1,434
Management fees and commissions	—	—	—	—	425	425
Alternate feed processing and other	—	24	—	—	—	24

	10,135	24,489	—	—	1,859	36,483

Major Customers
The Company’s business is such that, at any given time, it sells its uranium and vanadium concentrates to and enters into process milling arrangements and other services with a relatively small number of customers. In the nine months ended September 30, 2009, 2 customers accounted for approximately 73% of total revenues. For the comparative nine month period ending September 30, 2008, 3 customers accounted for approximately 73% of total revenues.

20.	RELATED PARTY TRANSACTIONS
Uranium Participation Corporation
The Company is a party to a management services agreement with UPC. Under the terms of the agreement, the Company will receive the following fees from UPC: a) a commission of 1.5% of the gross value of any purchases or sales of uranium completed at the request of the Board of Directors of UPC; b) a minimum annual management fee of CDN$400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon UPC’s net asset value between CDN$100,000,000 and CDN$200,000,000 and 0.2% per annum based upon UPC’s net asset value in excess of CDN$200,000,000; c) a fee of CDN$200,000 upon the completion of each equity financing where proceeds to UPC exceed CDN$20,000,000; d) a fee of CDN$200,000 for each transaction or arrangement (other than the purchase or sale of uranium) of business where the gross value of such transaction exceeds CDN$20,000,000 (“an initiative”); e) an annual fee up to a maximum of CDN$200,000, at the discretion of the Board of Directors of UPC, for on-going maintenance or work associated with an initiative; and f) a fee equal to 1.5% of the gross value of any uranium held by UPC prior to the completion of any acquisition of at least 90% of the common shares of UPC.
In accordance with the management services agreement, all uranium investments owned by UPC are held in accounts with conversion facilities in the name of DMI as manager for and on behalf of UPC.
In August 2008, the Company sold 50,000 pounds of uranium to UPC for total consideration of $3,225,000.
The following transactions were incurred with UPC for the periods noted:

	Three Months Ended		Nine Months Ended
	September 30	September 30	September 30	September 30
(in thousands)	2009	2008	2009	2008

Revenue:
Uranium concentrate sales	$—	$3,225	$—	$3,225
Management fees	344	377	1,144	1,378
Commission fees	—	48	742	1,233

	$344	$3,650	$1,886	$5,836

At September 30, 2009, accounts receivable includes $117,000 due from UPC with respect to the fees indicated above.
Korea Electric Power Corporation (“KEPCO”)
In June 2009, Denison completed definitive agreements with KEPCO. The agreements included a long-term offtake agreement which provides for the delivery to KEPCO of 20% of Denison’s annual U3O8 production (±10%) but not less than 350,000 pounds (±10%) per year from 2010 to 2015 inclusive. KEPCO also purchased 58,000,000 common shares of Denison (see note 13) representing approximately 17% of the issued and outstanding capital at June 2009. One representative from KEPCO has been appointed to Denison’s board of directors.
21.	CAPITAL MANAGEMENT AND FINANCIAL INSTRUMENTS
Capital Management
The Company’s capital includes debt and shareholders’ equity. The Company’s primary objective with respect to its capital management is to ensure that it has sufficient capital to maintain its ongoing operations, to provide returns for shareholders and benefits for other stakeholders and to pursue growth opportunities. As at September 30, 2009, the Company is not subject to externally imposed capital requirements (other than the financial covenants relating to the revolving credit facility) and there has been no change with respect to the overall capital risk management strategy.

The total capital is calculated as follows:

	At September 30	At December 31
(in thousands)	2009	2008

Debt obligations — current and long-term	$266	$99,754
Less: Cash and equivalents	(11,300)	(3,206)

Adjusted net debt	(11,034)	96,548

Shareholders’ Equity	764,907	608,352

Adjusted net debt to Shareholders’ Equity ratio	(1.4)%	15.9%

Funds raised from equity financing during the period were used to reduce the Company’s debt obligations.
Fair Values of Financial Instruments
The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and price risk.
(a) Credit Risk
Credit risk is the risk of loss due to a counterparty’s inability to meet it obligations. The Company’s credit risk is related to trade receivables in the ordinary course of business, cash and cash equivalents and investments. The Company sells uranium exclusively to large organizations with strong credit ratings and the balance of trade receivables owed to the Company in the ordinary course of business is not significant. Cash and cash equivalents are in place with major financial institutions and the Canadian and US government. Therefore, the Company is not exposed to significant credit risk and overall the Company’s credit risk has not changed significantly from the prior period.
(b) Liquidity Risk
Liquidity risk is the risk that the Company will encounter difficulties in meeting obligations associated with its financial liabilities and other contractual obligations. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. The Company endeavors to have sufficient committed capital to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents. The Company has in place a three year term revolving credit facility in the amount of US$60,000,000 to meet its cash flow needs (see note 11).
The maturities of the Company’s financial liabilities are as follows:

	Within 1	1 to 5
(in thousands)	Year	Years

Accounts payable and accrued liabilities	$9,865	$—
Debt obligations (Note 11)	60	206

	$9,925	$206

(c) Currency Risk
Foreign exchange risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company’s risk management objective is to reduce cash flow risk related to foreign denominated cash flows. Financial instruments that impact the Company’s operations or other comprehensive income due to currency fluctuations include: non United States dollar denominated cash and cash equivalents, accounts receivable, accounts payable, long-term investments and bank debt.

The sensitivity of the Company’s operations and other comprehensive income due to changes in the exchange rate between the Canadian dollar and its Zambian kwacha functional currencies and its United States dollar reporting currency as at September 30, 2009 is summarized below:

		Change in
	Change in	Comprehensive
(in thousands)	Net Income (1)	Net Income (1)

Canadian dollar
10% increase in value	$(15,811)	$33,378
10% decrease in value	$15,811	$(33,378)
Zambian kwacha
10% increase in value	$(2,856)	$(2,856)
10% decrease in value	$2,856	$2,856
(1)	In the above table, positive (negative) values represent increases (decreases) in net income and comprehensive net income respectively.
(d) Interest Rate Risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its outstanding borrowings and short-term investments. Presently, all of the Company’s outstanding borrowings are at floating interest rates. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk. The weighted average interest rate paid by the Company during the nine months ended September 2009 on its outstanding borrowings was 2.70%.
An increase in interest rates of 100 basis points (1 percent) would have increased the amount of interest expense recorded in the nine month period ended September 2009 by approximately $456,000.
(e) Price Risk
The Company is exposed to price risk on the commodities which it produces and sells. The Company is exposed to equity price risk as a result of holding long-term investments in other exploration and mining companies. The Company does not actively trade these investments.
The sensitivity analyses below have been determined based on the exposure to commodity price risk and equity price risk at September 30, 2009:

		Change in
	Change in	Comprehensive
(in thousands)	Net Income (1)	Net Income (1)

Commodity price risk
10% increase in uranium prices (2)	$2,167	$2,167
10% decrease in uranium prices (2)	$(2,167)	$(2,167)

10% increase in vanadium-related prices	$222	$222
10% decrease in vanadium-related prices	$(222)	$(222)

Equity price risk
10% increase in equity prices	$—	$2,474
10% decrease in equity prices	$—	$(2,474)

(1)	In the above table, positive (negative) values represent increases (decreases) in net income and comprehensive net income of the nine month period ending September 2009 respectively.

(2)
The Company is exposed to fluctuations in both the spot price and long-term price of uranium as a result of the various pricing formulas in the uranium contracts. The above sensitivity analysis is prepared using the nine month average year-to-date September 2009 actual realized price and adjusting the uranium and vanadium related pricing formulas for a 10% increase or decrease in spot and long-term prices as applicable.

(f) Fair Value Estimation
The fair value of financial instruments which trade in active markets (such as available-for-sale securities) is based on quoted market prices at the balance sheet date. The quoted market price used to value financial assets held by the Company is the current bid price.
The fair values of cash and cash equivalents, trade and other receivables and accounts payable and accrued liabilities approximate their carrying values because of the short-term nature of these instruments.
The fair values of the Company’s restricted cash and equivalents in cash and cash equivalents, U.S. government bonds, commercial paper and corporate bonds approximate carrying values.
The fair value of the Company’s debt obligations at September 30, 2009 is approximately $266,000.
22.	INCOME TAXES
For the nine months ended September 30, 2009, the Company has recognized current tax recoveries of $1,690,000 and future tax recoveries of $31,190,000. The current tax recovery relates primarily to the anticipated recovery of taxes paid in prior tax years of $1,882,000. The future tax recovery relates primarily to the recognition of previously unrecognized Canadian tax assets of $1,865,000 and the future tax recovery associated with the Mutanga project impairment of $30,000,000 (see note 5).
23.	COMMITMENTS AND CONTINGENCIES
General Legal Matters
The Company is involved, from time to time, in various other legal actions and claims in the ordinary course of business. In the opinion of management, the aggregate amount of any potential liability is not expected to have a material adverse effect on the Company’s financial position or results.
Third Party Indemnities
The Company has agreed to indemnify Calfrac Well Services against certain specified future liabilities it may incur related to the assets or liabilities assumed by Calfrac on March 8, 2004.